Exhibit 99.1

MEDIA CONTACTS:
Biogen Idec Jose Juves Ph: +41 41 3921860 Amy Reilly Ph: +1 617 914 6524	Elan Elizabeth Headon Ph: +353 1 498 0300 Matt Dallas Ph: +1 212 850 5664
INVESTOR CONTACTS:
Biogen Idec Eric Hoffman Ph: +1 617 679 2812	Elan Chris Burns Ph: +353 1 709 4444 +1 800 252 3526

Elan and Biogen Idec Preparing to Appeal Ruling on European Application for
Natalizumab for the Treatment of Crohn’s Disease

Dublin, Ireland & Zug, Switzerland – July 19, 2007 – Elan Corporation, plc (NYSE: ELN) and Biogen Idec (NASDAQ: BIIB) announced today that they have been informed by the European Medicines Agency (EMEA) that the Committee for Medicinal Products for Human Use (CHMP) has adopted a negative opinion on the marketing application for the use of natalizumab in patients with Crohn’s disease.  In accordance with European regulations, Elan and Biogen Idec plan to apply for a re-examination of the negative opinion through the appeal procedure.  A decision on the appeal is expected by 1Q 2008.

“Without natalizumab, European patients with severely active disease who failed other therapies and who are suffering from continuous symptoms may be offered surgery, with its potential complications, intravenous nutritional therapies or clinical trials with unproven experimental agents, depending upon on the patients’ condition,” said Professor Jean-Frederick Colombel, University of Lille.  “There is a need for new therapies for this very difficult disease.”

An application for approval of TYSABRI® (natalizumab) for treatment of moderate to severe Crohn’s disease was filed in the US on December 15, 2006.  The FDA is holding an advisory committee to discuss the application on July 31, 2007.

About Crohn’s Disease

Approximately one million people worldwide have Crohn's disease, a chronic and progressive inflammatory disease of the gastrointestinal tract, which commonly affects both men and women.

The disease usually causes diarrhea and crampy abdominal pain, often associated with fever, and at times rectal bleeding. Loss of appetite and weight loss also may occur. Complications include narrowing of the intestine, obstruction, abscesses, and fistulas (abnormal channels connecting the intestine and other organs, including the skin), and malnutrition. Most patients eventually require surgery, which has both risks and potential short- and long-term complications.

Crohn’s disease can have a devastating impact on the lifestyle of patients, many of whom are young and active.  Currently there is no medical or surgical cure for Crohn’s disease. Many patients fail to respond to current therapies, including biological therapies such as agents that inhibit tumor necrosis factor alpha (TNF-α).  Due to this failure of current therapies in CD, therapies that have novel biological targets are required.

About TYSABRI® (natalizumab)

TYSABRI is a treatment approved for relapsing forms of multiple sclerosis (MS) in the US and relapsing-remitting MS in the European Union.  According to data that have been published in the New England Journal of Medicine, after two years, TYSABRI treatment led to a 68% relative reduction (p<0.001) in the annualized relapse rate compared to placebo and reduced the relative risk of disability progression by 42-54% (p<0.001).

TYSABRI increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain that usually leads to death or severe disability. Other serious adverse events that have occurred in TYSABRI-treated patients included hypersensitivity reactions (e.g., anaphylaxis), infections, depression and gallstones. Serious opportunistic and other atypical infections have been observed in TYSABRI-treated patients, some of whom were receiving concurrent immunosuppressants.  Herpes infections were slightly more common in patients treated with TYSABRI.  In MS trials, the incidence and rate of other serious and common adverse events, including the overall incidence and rate of infections, were balanced between treatment groups. Common adverse events reported in TYSABRI-treated patients include headache, fatigue, infusion reactions, urinary tract infections, joint and limb pain, lower respiratory infections, rash, gastroenteritis, abdominal discomfort, vaginitis, and diarrhea.

TYSABRI is approved in the United States, European Union, Switzerland, Canada, Australia and Israel. TYSABRI was discovered by Elan and is co-developed with Biogen Idec.

For more information about TYSABRI please visit www.tysabri.com, www.biogenidec.com or www.elan.com, or call 1-800-456-2255.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit www.elan.com.

About Biogen Idec

Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs.  Founded in 1978, Biogen Idec is a global leader in the discovery, development, manufacturing, and commercialization of innovative therapies.  Patients in more than 90 countries benefit from Biogen Idec's significant products that address diseases such as lymphoma, multiple sclerosis, and rheumatoid arthritis.  For product labeling, press releases and additional information about the company, please visit: http://www.biogenidec.com

Safe Harbor/Forward Looking Statements

This press release contains forward-looking statements regarding TYSABRI. The commercial potential and regulatory path forward of TYSABRI are subject to a number of risks and uncertainties. Factors which could cause actual results to differ materially from the companies' current expectations include the risk that concerns may arise from additional data or analysis or that the companies may encounter other unexpected delays or hurdles. There is also no assurance that the companies will be able to obtain approval for TYSABRI as a treatment for Crohn’s disease.  Drug development and commercialization involves a high degree of risk. For more detailed information on the risks and uncertainties associated with the companies' drug development and other activities, see the periodic reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE: Elan Corporation, plc and Biogen Idec

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